February 21, 2023

Re:	Addentax Group Corp.
Registration Statement on Form S-1
Filed January 25, 2023
No. 333-269409

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Addentax Group Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 14, 2023 with respect to the Registration Statement on Form S-1, No. 333-269409 (“F-1”), submitted on January 25, 2023 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1, filed January 25, 2023

Cover Page

1. We acknowledge your cover page disclosure that you are a Nevada holding company, that shares are not an equity holding in your Chinese subsidiaries, and that the Chinese government could disallow this structure. In addition, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page of the Revised S-1.

2. We note your definition of “China” and “PRC” excludes Hong Kong. Please clarify in your disclosure that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. Please also discuss in your registration statement the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:

●	Enforceability of civil liabilities in Hong Kong;

●	Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange; and

●	Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company

Response: In response to the Staff’s comment, the Company has added and amended the relevant disclosures on the cover page, page 16 of the Revised S-1. We have added the relevant risk factor under the caption of “The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and/or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” on page 11 in the Risk Factors section of the Revised S-1. We respectfully submit that the Company’s Hong Kong subsidiary, Yingxi Industrial Chain Investment Co., Ltd., is a holding company and does not have any business operation.

3. Please amend your disclosure here and in the risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Additionally, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page, pages 5 and 6, and added the relevant risk factor under the caption of “To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash” on page 13 in the Risk Factors section of the Revised S-1.

Prospectus Summary, page 1

PRC Limitation on Overseas Listing and Share Issuance, page 5

4. We note your disclosure on page 3 of the registration statement and on page 14 of your annual report, filed June 23, 2022, that your PRC businesses have the required business licenses from local authorities and your confirmation that you have all required permissions and approvals in order to conduct your business. Please confirm in your disclosure that your PRC business only requires business licenses from local authorities, otherwise please specifically disclose any other permissions or approvals required to operate your business. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, the Company has added a confirmation that our PRC business only requires business licenses from local authorities on page 5 of the Revised S-1. The Company respectfully submit that (i) during its initial public offering (“IPO”) which was closed on September 2, 2022, the Company engaged a local PRC counsel, Hiways Law Firm, to assist with the PRC disclosures in the IPO registration statement on Form S-1; (ii) the time period between the IPO and the submission of the current registration statement on January 25, 2023 is not substantial; (iii) no material changes occurred with respect to our PRC business operations since the IPO; and (iv) the expenses of engaging a PRC counsel for the current registration statement will be unduly burdensome on the Company; and thus, the Company has not sought out to engage a PRC counsel to obtain an additional opinion for the current registration statement.

Risk Factors, page 11

5. We note your risk factor disclosure about the Holding Foreign Companies Accountable Act on page 23 of your annual report filed June 23, 2022. Please include an updated risk factor in this registration statement to disclose that on December 29, 2022 the President signed into law the Consolidated Appropriations Act of 2022, which decreases the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company has added the relevant risk factor under the caption of “Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in the PRC. Our Common Stocks may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect our audit documentation located in mainland China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. The delisting or the cessation of trading of our Common Stocks, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment” on pages 11 and 12 in the Risk Factors section of the Revised S-1.

6. Please revise your risk factor disclosure, or add new risk factor disclosure, to address that this offering will cause dilution and has the potential to cause price drops for existing holders of your securities. We note that the current risk factors state that stockholders “may” experience dilution, but it is this prospectus that is facilitating those sales.

Response: In response to the Staff’s comment, the Company has added the relevant risk factor under the caption of “The issuances of our Common Stock to the Selling Stockholders or the Placement Agent upon conversion of Warrants or exercise of the Notes, as the case may be, will cause dilution to our existing stockholders, and the sale of the shares of Common Stock acquired by the Selling Stockholders or the Placement Agent, or the perception that such sales may occur, could cause the price of our Common Stock to fall” on page 13 in the Risk Factors section of the Revised S-1.

General

7. Please update your disclosures throughout the prospectus regarding the Holding Foreign Companies Accountable Act to reflect the amendment of the act on December 29, 2022, to reduce from three years to two years the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures throughout the Revised S-1.

8. We acknowledge your disclosure on page 27 of the 10-K filed on June 23, 2022 that your directors and officers reside outside of the United States and addressing the challenges of bringing actions and enforcing judgments/liabilities against directors or officers located outside the United States. In addition to the existing disclosure, please identify the relevant individuals who are located in Hong Kong or the PRC, as applicable, and include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the section “Enforceability of Civil Liabilities” on page 16 and the relevant disclosures in the section in the Revised S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick